THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 18, 2010

Mr. Jonathan Groff
Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Coronus Solar Inc.
Form 10-K for the Fiscal Year Ended
March 31, 2010
File No. 000-53697

Dear Mr. Groff:

Pursuant to our telephone conversation last week, the response of Coronus Solar Inc. to Larry Spirgel’s correspondence dated September 30, 2010 will be filed on Wednesday, October 20, 2010.  The delay was a result of my absence from my office.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Coronus Solar Inc.